FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 5, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:  October 5, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

For Immediate Release

Norsat International Inc. Announces New Sales Orders

- Several Contracts Signed in Recent Weeks, Expanding Company’s Global Reach -

Vancouver, BC – October 5, 2009 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF) a leading provider of intelligent satellite solutions, announced today that it has received several new sales contracts, spanning the globe. These contracts, totaling $3.9 million, include penetration into industry verticals like maritime communications, broadcasting, and homeland security. While over half of these awards came from the U.S., a fifth came from Asia - Pacific countries like India, China, Singapore and Hong Kong, with the remaining tranche of orders coming from Europe and Scandinavia.

Dr. Amiee Chan, President and CEO of Norsat, stated, “I am pleased to announce this series of orders that have been received in the past several weeks.  While the U.S. Military continues to be a cornerstone customer for Norsat,  we have been able to attract other militaries around the globe to take notice of our products. We are also pleased that other markets for our products are gaining traction, also on a global basis, with orders from customers in India and China for broadcasting purposes and Italy for maritime communications. This type of product and geographic diversification is a key ingredient to maintaining our organic growth, which has continued in spite of the prolonged global economic slowdown.”

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

Forward Looking Statements
Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three and six months ended June 30, 2009, and the Management Discussion and Analysis for the three and six months ended June 30, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

For further information, please contact:

Norsat International Inc.

In Canada:

Dr. Amiee Chan, 604-821-2808

Caren Holtby, 604-821-2811

President & CEO

Investor Relations

achan@norsat.com

choltby@norsat.com

or

Eugene Syho, 604-821-2838

In the U.S.:

Chief Financial Officer

Adam P. Lowensteiner

esyho@norsat.com

Wolfe Axelrod Weinberger Assoc. LLC

(212) 370-4500; (212) 370-4505 (Fax)

adam@wolfeaxelrod.com

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